UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑U

☒	CURRENT REPORT PURSUANT TO REGULATION A

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

 FORM 1-U CURRENT REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-32-AGENT

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Current Report on Form 1-U constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Current Report on Form 1-U, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Current Report on Form 1-U are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Current Report on Form 1-U or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Current Report on Form 1-U.

The Current Report on Form 1-U highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Current Report on Form 1-U and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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ITEM 1	FUNDAMENTAL CHANGES	4

ITEM 2	BANKRUPCY OR RECEIVERSHIP	4

ITEM 3	MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS	4

ITEM 4	CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT	4

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ITEM 1. FUNDAMENTAL CHANGES

None.

ITEM 2. BANKRUPCY OR RECEIVERSHIP

None.

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

None.

ITEM 4. CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

None.

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

None.

ITEM 6. CHANGES IN CONTROL OF ISSUER

None.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

None.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

None.

ITEM 9. OTHER CHANGES

On September 24, 2025, the Company filed an Amended and Restaed Certificate of Incorporation with the State of Delaware (the “Restated Articles”).  Under the Restaed Articles, the Company approved a 2:1 forward stock split on September 24, 2025 effective as of September 24, 2025 (the “Effective Time”). The outstanding shares of the corporation’s Common Stock and Preferred Stock shall be divided such that each share of Common Stock, $0.001 par value per share, and each share of Preferred Stock, $0.001 par value per share, of the corporation outstanding at the Effective Time (“Old Common Stock” and “Old Preferred Stock”) shall automatically be changed into Two (2) fully paid and nonassessable shares of Common Stock and Preferred Stock, $0.0005 par value per share, without any action on the part of the holder thereof (the “Stock Split”).

All shares of Common Stock and Preferred Stock issued to any holder of Old Common Stock and Old Preferred Stock as a result of the Stock Split shall be aggregated for the purpose of determining the number of shares of Common Stock and Preferred Stock to which such holder shall be entitled, and any fractional share that any stockholder would otherwise be entitled to receive in connection with the Stock Split following such aggregation shall be rounded up to the nearest whole share. At and after the Effective Time, each outstanding certificate that prior thereto represented shares of Old Common Stock and Old Preferred Stock shall be deemed for all purposes to evidence ownership of and to represent that whole number of shares of Common Stock and Preferred Stock into which the shares represented by such certificate shall have been divided, reclassified and changed as herein provided.

Immediately after the Stock Split, all outstanding shares of Common Stock shall become Class B Common Stock, being converted on a one-to-one (1:1) basis. Until any such outstanding stock certificate shall have been surrendered for transfer or otherwise accounted for to the corporation, the registered owner thereof on the books and records of the corporation shall have and be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the shares of Common Stock and Preferred Stock issuable to the holder thereof upon surrender of such certificate.

On September 24, 2025, the Company also filed an Amended and Restated Certificate of Designation for the Series A Convertible Preferred Stock, amending the rights and preferences of the Series A Preferred Stock such that the conversion of Series A Preferred Stock to Old Common Stock at a ratio of 1:1 and with 3 votes per share was amended to convert into Class C Common stock at a ratio of 1:1 with 10 votes per share on any matter properly brought before the Company’s shareholders for a vote. voting rights.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on September 24, 2025.

Andrew Arroyo Real Estate Inc.

Dated: September 24, 2025		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: September 24, 2025		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: September 24, 2025		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Financial Director (Principal Accounting Officer and Financial Officer Principal)

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